# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tencent Music Entertainment Group, CIK 0001744676
CUSIP: 88034P109
Title of class of securities: Class A Ordinary Shares, par value US$0.000083 per share
Address of issuer's principal executive offices: 17 /F, Matsunichi Building, Kejizhongyi, Midwest District of Hi-tech Park, Nansha, Shenzhen, China (F4), 518057
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-23-002108
Filed by CIK 0001293451

## Reporting persons
- Min River Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,659,038,412; shared voting power 0; sole dispositive power 1,640,456,882; shared dispositive power 0; aggregate amount beneficially owned 1,659,038,412 (50.6% of the class)
- Tencent Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,817,399,419; shared voting power 0; sole dispositive power 1,657,402,540; shared dispositive power 0; aggregate amount beneficially owned 1,817,399,419 (55.5% of the class)

## Item 1. Issuer
Name of issuer: Tencent Music Entertainment Group
Address of issuer's principal executive offices: 17 /F, Matsunichi Building, Kejizhongyi Road, Midwest District of Hi-tech Park, Nanshan District Shenzhen, 518057, the People's Republic of China

## Item 2. Person Filing
Name of person filing:
Min River Investment Limited ("Min River")

Tencent Holdings Limited ("Tencent Holdings")
Address of principal business office or, if none, residence:
For both Min River and Tencent Holdings:

29/F., Three Pacific Place
No. 1 Queen's Road East
Wanchai, Hong Kong
Citizenship:
Min River - The British Virgin Islands

Tencent Holdings -The Cayman Islands

## Item 4. Ownership
Amount beneficially owned:
Min River beneficially owns 1,640,456,882 Class B Ordinary Shares, each of which is freely convertible into one Class A Ordinary Share at the discretion of Min River. In addition, Min River may be deemed to beneficially own 18,581,530 Class A Ordinary Shares that are held by certain minority shareholders of the Issuer, the voting power of which is vested with Min River pursuant to certain share subscription agreement entered into by and among the Issuer, Min River and each of these minority shareholders. Min River disclaims the pecuniary interests in the foregoing 18,581,530 Class A Ordinary Shares held by those minority shareholders.

Tencent Holdings may be deemed to beneficially own 1,817,399,419 Class A Ordinary Shares, consisting of (i) 1,640,456,882 Class B Ordinary Shares held by Min River, a wholly-owned subsidiary of Tencent Holdings, each of which is freely convertible into one Class A Ordinary Share at the discretion of Min River; (ii) 18,581,530 Class A Ordinary Shares held by certain minority shareholders of the Issuer, the voting power of which is vested with Min River pursuant to certain share subscription agreement entered into by and among the Issuer, Min River and each of these minority shareholders; (iii) 14,715,952 Class A Ordinary Shares held by Image Frame Investment (HK) Limited, a wholly-owned subsidiary of Tencent Holdings; (iv) 2,229,706 Class A Ordinary Shares held by Cloudary Holdings Limited, whose parent company China Literature Limited is a majority-owned subsidiary of Tencent Holdings; and (v) 141,415,349 Class A Ordinary Shares (representing 50% of the 282,830,698 Class A Ordinary Shares held by Spotify AB, an affiliate of Spotify Technology S.A. ("Spotify")), the voting power of which is vested with Tencent Holdings pursuant to certain investor agreement dated December 15, 2017, entered into by and among Tencent Holdings, Spotify, and certain other parties thereto (the "Spotify Investor Agreement"), and the voting undertaking dated December 8, 2017, delivered by Tencent Holdings to certain parties thereto (the "Tencent Voting Undertaking"). Under the Spotify Investor Agreement, Spotify granted Tencent Holdings a sole and exclusive right to vote all securities of the Issuer beneficially owned by Spotify and its affiliates; however, under the Tencent Voting Undertaking, Tencent Holdings is required to vote 50% of such securities subject to such proxy in proportion to the votes cast for and against by certain non-Spotify shareholders. Tencent Holdings disclaims the pecuniary interests in the foregoing 18,581,530 Class A Ordinary Shares held by those minority shareholders, and the foregoing 282,830,698 Class A Ordinary Shares held by Spotify AB.
Percent of class: See row 11 of the cover page of each reporting person. The foregoing calculation is based on an aggregate of 3,277,111,937 Class A Ordinary Shares outstanding, which is the sum of (i) 1,636,655,055 Class A Ordinary Shares outstanding as of June 30, 2026 based on information provided by the Issuer; and (ii) 1,640,456,882 Class B Ordinary Shares held by Min River, each of which is freely convertible into one Class A Ordinary Share at the discretion of Min River.
Sole power to vote or to direct the vote: See row 5 of the cover page for each reporting person.
Shared power to vote or to direct the vote: See row 6 of the cover page of each reporting person.
Sole power to dispose or to direct the disposition: See row 7 of the cover page of each reporting person.
Shared power to dispose or to direct the disposition: See row 8 of the cover page of each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement (previously filed as Exhibit A to Amendment No. 3 to Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 10, 2023).

## Signatures
- Min River Investment Limited: /s/ Xu Zezhou, Xu Zezhou, Director (08/14/2026)
- Tencent Holdings Limited: /s/ Ma Huateng, Ma Huateng, Director (08/14/2026)